UM



02003663

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52728



FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

FV 3-4-02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RDM Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1555 Post Road East
(No. and Street)

Westport	Connecticut	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George — (603) 380-5435
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David H. Grumer, C.P.A.
(Name — *if individual, state last, first, middle name*)

Floor 26, One Battery Park Plaza	New York	New York	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald D. Weiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RDM Investment Services, Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



Signature

President

Title

STACIE A. SWEENEY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2005

Stacie A. Sweeney 2/25/02

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RDM Investment Services, Inc.

Statement of Financial Condition
and Independent Auditor's Report

December 31, 2001

DAVID H. GRUMER
Certified Public Accountant
FLOOR 26
ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

(212) 354-1770 (212) 809-5380
FAX (212) 809-5379

Independent auditor's report

The Shareholder
RDM Investment Services, Inc.
Westport, Connecticut

I have audited the statement of financial condition of RDM Investment Services, Inc., as of December 31, 2001. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United Sates of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of RDM Investment Services, Inc., as of December 31, 2001, in conformity with accounting principles generally accepted in the United Sates of America.

New York, New York
February 11, 2002



RDM Investment Services, Inc.

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$226,178
Commissions receivable	56,746
Deposits at clearing broker	50,000
Other assets	11,581
Total assets	$344,505

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 7,788
Due to affiliate	45,578
Total liabilities	53,366
Commitments	
Shareholder's equity	291,139
Total liabilities and shareholder's equity	$344,505

The accompanying notes are an integral part of this statement of financial condition.

RDM Investment Services, Inc.

Notes to the statement of financial condition

December 31, 2001

Note 1. Organization and net capital

RDM Investment Services, Inc. (the "Company") was incorporated in 2000 in the state of Connecticut. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). During November 2000 the Company's membership in the National Association of Securities Dealers, Inc. ("NASD") became effective. As more fully described in notes three and five, the Company executes orders for customers and a registered investment advisor (the "RIA") on behalf of that advisor's customers on a fully disclosed basis. The RIA is an affiliate.

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires that the Company maintain minimum net capital, as defined, of $50,000 or one-eighth of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2001, the Company's net capital exceeded this requirement by approximately $218,000.

Note 2. Significant accounting policies

For financial reporting purposes, management considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2001, the Company maintained approximately $212,000 at one financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $100,000. The remainder of cash equivalents are in money market accounts maintained at the clearing broker.

Commission income and securities transactions are recorded on a trade date basis.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 3. Brokerage activities

The Company acts on behalf of its customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by monitoring the activities of these customers. Transactions for the Company's customers are generally cleared through and carried by a carrying broker-dealer (a "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2001, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

Note 4. Income taxes

The parent company has elected that the Company shall be treated as a "Qualified Subchapter S Subsidiary" under the Internal Revenue Code. The Internal Revenue Service notified the parent company that the election was accepted, effective January 1, 2001. As a wholly owned and qualified subsidiary of an S corporation the Company is not liable for federal income taxes for operating income.

The Company's assets, liabilities and items of income, deduction and credit are treated as those of the S corporation parent.

Note 5. Related party transactions

RDM Investment Services, Inc. has agreed to reimburse its parent company for support services that are provided to the Company. The reimbursement is calculated at 75% of income before the support service expense.

An affiliate of the Company is also a registered with the Securities and Exchange Commission as an investment adviser. A large percentage of the Company's trades are executed on behalf of customers of this RIA on a fully disclosed basis, though a clearing broker.